SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission file number 1-14037

Moody’s Corporation

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Profit Participation Plan of Moody’s Corporation

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Moody’s Corporation, 99 Church Street, New York, New York 10007

REQUIRED INFORMATION
The required financial statements are attached to this report.

Profit Participation Plan of Moody’s Corporation

Index to Financial Statements

Pages
(a) Financial Statements

Report of Independent Registered Public Accounting Firm	3

Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002	4

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2003	5

Notes to Financial Statements	6-12

Schedule of Assets Held for Investment Purposes as of December 31, 2003	13

(Other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.)

Signature	14

(b) Exhibits

Consent of Independent Registered Public Accounting Firm	15
Consent of PricewaterhouseCoopers LLP

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
the Profit Participation Plan of Moody’s Corporation

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Profit Participation Plan of Moody’s Corporation (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
New York, New York
June 23, 2004

Profit Participation Plan of Moody’s Corporation

Statements of Net Assets Available for Benefits
(amounts in thousands)

	December 31,	December 31,
	2003	2002
Investments, at fair value (Note 3)	$149,923	$98,764
Employer contribution receivable	8,579	8,554
Employee contribution receivable	360	290

Net assets available for benefits	$158,862	$107,608

See accompanying notes to financial statements

Profit Participation Plan of Moody’s Corporation

Statement of Changes in Net Assets Available for Benefits
(amounts in thousands)

Year ended
December 31,
2003
Additions to net assets:
Investment income:
Net appreciation in fair value of investments (Note 3)	$26,881
Interest	283
Dividends	68

Total investment income	27,232
Contributions:
Participant	15,091
Employer	12,861

Total contributions	27,952

Total additions	55,184

Deductions from net assets:
Benefits paid to participants	3,914
Administrative expenses	16

Total deductions	3,930

Net increase in plan assets	51,254
Net assets available for benefits:
Beginning of the year	107,608

End of the year	$158,862

See accompanying notes to financial statements

Profit Participation Plan of Moody’s Corporation

Notes to Financial Statements

1.	Background and Plan Description

The Profit Participation Plan of Moody’s Corporation (the “Plan”) is a defined contribution plan established to provide a convenient way for eligible employees to save on a regular and long-term basis. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Prior to September 30, 2000, Moody’s Corporation (“Moody’s” or the “Company”) operated as a subsidiary of The Dun & Bradstreet Corporation (“Old D&B”). On September 30, 2000 (the “Distribution Date”), the Company separated from Old D&B and has since operated as an independent public company. On the Distribution Date, the Company established the Profit Participation Plan of Moody’s Corporation for the benefit of its eligible employees. Moody’s participants’ balances were transferred from the Old D&B Profit Participation Plan to the Moody’s Plan in October 2000.

The following summary provides an overview of major Plan provisions in effect from October 1, 2000, the date of inception, through December 31, 2003 and is provided for general information purposes. Employees who participate in the Plan or former employees who have assets in the Plan should refer to the Plan document for more complete information and a full description of the Plan provisions and qualifications.

Eligibility

Full time employees of the Company are immediately eligible to participate in the Plan on their date of hire. Part time employees are eligible to participate in the Plan when they work at least one thousand hours either during the consecutive twelve-month period following employment, or in any calendar year following employment.

Contributions

Participants contribute to the Plan by authorizing payroll deductions between 1% and 16% of their compensation as defined in the Plan. The Company makes matching contributions (the “Company Matching Contribution”) equal to 50% of the first 6% of annual compensation that is contributed to the Plan. Participants’ contributions under the Plan may be made from after-tax earnings and/or from before-tax earnings, the latter form of contribution having the effect of reducing the participant’s current taxable earnings for federal income tax purposes. A participant’s aggregate contributions may not exceed 16% of the participant’s compensation subject to an overall limit on before-tax contributions imposed by the Internal Revenue Code (the “IRC”). Year-end payroll deductions for participant contributions and the corresponding Company Matching Contribution not remitted to the Plan until after year-end are recorded as receivables in the Plan financial statements. At December 31, 2003, the employee contribution receivable was approximately $360,000 and the Company Matching Contribution receivable was approximately $115,000.

The Plan provides for additional Company matching contributions based on the Company’s earnings per share (“EPS”) (the “EPS Match”). In 2003 and 2002, an EPS Match was accrued when the Company’s growth in EPS versus the prior year was greater than 7%. The aggregate EPS Match for all eligible Plan participants was $8.5 million for 2003 and $6.8 million for 2002. These amounts were reflected in the financial statements as employer contributions receivable at December 31, 2003 and 2002 and paid to the Plan in March 2004 and March 2003, respectively. For participants who are younger than age 50, the EPS Match is invested and held in the Moody’s Corporation Stock Fund and may not be transferred to another Plan fund prior to the participant reaching age 50. For participants age 50 and over, the EPS Match is invested consistent with the participant’s normal investment elections.

In April 2002, Moody’s acquired the business of KMV. During 2002, the employees of KMV were not eligible for the Company Matching Contribution or the EPS Match. However, certain KMV employees as of December 31, 2002 were eligible to receive a discretionary profit sharing contribution from the Company. Such discretionary contributions aggregated $1.7 million, which amount was reflected in the financial statements as an employer contribution receivable at December 31, 2002 and paid to the Plan in March 2003. Effective January 1, 2003, the employees of KMV were eligible to participate in the Company Matching Contribution and the EPS Match.

Participant Accounts

A separate account is established and maintained for each Plan participant. Contributions are invested in one or more of the Plan’s investment funds as designated by the participant. Participants are not permitted to invest more than 50% of their account balance in the Moody’s Common Stock Fund. Income earned and net appreciation or depreciation on Plan investments for a given fund is allocated on a daily basis in proportion to the participant’s account balance in that fund.

Distributions

Upon retirement or other termination of service with the Company, participants become eligible for a lump sum distribution of the vested portion of their account balance or, in the case of account balances in excess of $5,000, may select a deferred distribution method from various options available under the Plan.

Participant Loans

Participants may obtain loans from the Plan, which are collateralized by the participant’s account balance. The Plan limits the total number of loans outstanding at any time for each participant to two general-purpose loans and a principal residence loan. The minimum loan permitted by the Plan is $500 and the maximum permissible amount of all loans outstanding at any time is the lower of 50% of a participant’s vested account balance or $50,000. Interest rates applicable to Plan loans are based on the prime rate as reported in The Wall Street Journal on the last business day of the month before the loan is processed plus 200 basis points. At December 31, 2003 and 2002, interest rates on participant loans ranged from 6.00% to 11.50% and 6.75% to 11.50%, respectively.

Vested Benefits and Forfeitures

Participants immediately vest in their own contributions to the Plan, as well as any earnings thereon. The Plan provides for vesting in the value of Company contributions to a participant’s Plan account after three years of service beginning on the participant’s initial employment date with the Company. In addition, a participant becomes 100% vested in the value of Company contributions immediately upon attainment of age 65, upon death, or if they become totally and permanently disabled. When Moody’s separated from Old D&B, all Company contributions through the Distribution Date became fully vested. Subsequent Company contributions are subject to the aforementioned vesting provisions.

Amounts forfeited by nonvested or partially vested participants who terminated employment during the year ended December 31, 2003 were approximately $136,000. Forfeited amounts are used to reduce future Company contributions.

Administration of the Plan

The Plan is administered by the Governance and Compensation Committee of the Board of Directors of Moody’s Corporation, which has delegated certain authority related to the Plan to the Management Benefits and Compensation Committee. Fidelity Management Trust Company (the “Trustee”) is Trustee of the Plan and has custody of the Plan’s assets.

Related Party Transactions

Certain Plan investments are managed by the Trustee, and therefore qualify as party-in-interest transactions. Plan investments in the common stock of the Company also qualify as party-in-interest transactions. The expenses of administering the Plan are paid by the Company except for investment management fees, which are charged to the Plan and totaled approximately $16,000 for the year ended December 31, 2003.

Plan Termination

While the Company has not expressed any intent to discontinue its contributions or to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA and the IRC which state that, in such event, all participants of the Plan shall be fully vested in the amounts credited to their accounts.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared using the accrual method of accounting, except for participant withdrawals and distributions (“benefit payments”). For financial statement purposes, benefit payments are recorded when paid rather than when processed and approved for payment. At December 31, 2003, all benefit payments processed and approved for payment had been paid by the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the Statements of Net Assets Available for Benefits and disclosures at the date of the financial statements and the reported amounts of additions and deductions in the Statement of Changes in Net Assets Available for Benefits. The most significant estimate relates to the valuation of investments. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options consisting of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Certain investment securities are exposed to various risks, such as interest rate fluctuations, market conditions and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in valuations in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Investment Valuation

Moody’s Corporation common stock and The Dun & Bradstreet Corporation common stock are valued at the closing market price on the last business day of the year. The common trust funds and mutual funds are recorded at fair value based on the closing market prices of the underlying investments held by the fund on the last business day of the year. Participant loans are valued at cost which approximates fair value.

Prior to December 31, 2003, the Plan had entered into benefit responsive investment contracts with various insurance companies and financial institutions, which provided for interest at annual rates that were fixed for the duration of such contracts. The Plan maintained the contracts in the Special Fixed Income Fund. The Special Fixed Income Fund was credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Participant withdrawals were charged at the participant’s proportionate contract value, which represented the sum of contributions and earnings, less previous participant withdrawals and administrative expenses. As of December 31, 2003, all benefit responsive investment contracts held by the Plan had matured. The contracts are included in the financial statements as of December 31, 2002 at contract value as reported to the Plan by the respective contract issuers. The average annual yield and annual crediting interest rates ranged from 6.00% to 6.91% for 2003 and 2002. The aggregate fair value of the investment contracts at December 31, 2002 was $5.0 million and the related contract value was $4.9 million.

Investment Transactions and Investment Income

Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Other investment income is recorded as earned on an accrual basis.

Net Appreciation/(Depreciation) of Investments

The net appreciation (depreciation) in the fair value of plan investments presented in the Statement of Changes in Net Assets Available for Benefits consists of realized gains or losses and unrealized appreciation (depreciation) on those investments.

3. Investments

The Plan currently consists of the following fifteen funds:

1.	The Special Fixed Income Fund is a combination of Fidelity’s Managed Income Portfolio II (“MIP II”) and investment contracts previously purchased by the Plan, which matured as of December 31, 2003. MIP II invests in investment contracts offered by major insurance companies and other approved financial institutions and in certain types of fixed income securities. Investment contracts provide for the payment of a specified rate of interest to MIP II and for the repayment of principal when the contract matures. It is not a mutual fund.

2.	The Fidelity U.S. Bond Index Fund is mainly invested in bonds included in the Lehman Brothers Aggregate Bond Index, which is comprised of fixed-rate debt issues including government, corporate, asset-backed and mortgage-backed securities.

3.	The Fidelity PIMCO Total Return Fund is invested in all types of bonds, including U.S. government, corporate, mortgage-backed and foreign bonds.
4.	The Fidelity Equity-Income Fund is mainly invested in income-producing equity securities, which tends to lead to investments in large-capitalization stocks. The fund may also invest in other types of equity and debt securities, including lower-quality debt securities.

5.	The Fidelity U.S. Equity Index Commingled Pool is primarily invested in common stocks included in the S&P 500 Index, which contains 500 predominantly large, U.S. based companies. It is not a mutual fund.

6.	The Fidelity Aggressive Growth Fund is primarily invested in common stocks of foreign and domestic issuers. The fund invests in companies that the fund believes offer the potential for accelerated earnings or revenue growth.

7.	The Fidelity Blue Chip Growth Fund is mostly invested in common stocks of well-known and established companies considered “blue chip” by the fund’s investment manager. The fund may also invest in companies with strong earnings and future growth potential that the fund’s investment manager believes are positioned to become the “blue chips” of the future.

8.	The Fidelity Low-Priced Stock Fund is mostly invested in “low-priced” common stocks, which are priced at or below $35 per share at the time of investment. The fund may potentially invest in stocks not considered low-priced.

9.	The Fidelity Mid-Cap Stock Fund is mostly invested in common stocks of companies with market capitalizations that are similar to those of companies in the S&P MidCap 400 Index. The fund may also consider investing in companies with smaller or larger market capitalizations.

10.	The Fidelity Diversified International Fund invests the majority of its assets in foreign securities. Normally assets are invested primarily in common stock.

11.	The Spartan Extended Market Index Fund is mostly invested in common stocks included in the Wilshire 4500, which represents the performance of stock of mid- to small- capitalization U.S. companies.
12.	The Spartan International Index Fund is mostly invested in common stocks included in the Morgan Stanley Capital International Europe, Australasia, and Far East Index, which represents the performance of foreign stock markets. The fund may lend securities to earn income.

13.	Fidelity Asset Manager allocates the fund’s assets among stocks, bonds, and short-term and money market instruments, with the long-term objective of maintaining the asset allocation at 50%, 40% and 10%, respectively. At any point in time, the fund’s asset allocation can be within the following ranges: stock class — 30% to 70%; bond class — 20% to 60%; and short-term/money market class — 0% to 50%.

14.	The Moody’s Corporation Stock Fund is invested in the common stock of Moody’s Corporation. Ownership is measured in units of the fund instead of shares of stock.
15.	The Dun & Bradstreet Legacy Fund is primarily invested in the common stock of The Dun & Bradstreet Corporation. Ownership is measured in units of the fund instead of shares of stock. This fund consists only of amounts transferred from the Old D&B Plan, and as of the Plan inception date was not open to new investments.

At December 31, 2003 and 2002, the Plan’s assets were invested as described below. Individual investment balances that represent 5% or more of net assets at December 31, 2003 and 2002 are listed separately as of the applicable date.

	December 31, 2003	December 31, 2002
	(in thousands)
Fidelity Managed Income Portfolio (33,603,948 and 23,336,847 shares, respectively)	$33,537	$23,337
Fidelity U.S. Equity Index Commingled Pool (1,005,961 and 881,755 shares, respectively)	33,971	23,164
Moody’s Corporation Stock Fund* (1,105,164 and 770,108 units, respectively)	25,015	11,982
Fidelity U.S. Bond Index Fund (795,272 and 716,919 shares, respectively)	8,899	8,058
Other (investments individually less than 5% of net assets)	48,501	32,223

Total Investments	$149,923	$98,764

* Includes nonparticipant-directed investments

During the year ended December 31, 2003, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value as follows:

December 31, 2003
(in thousands)
Mutual Funds	$10,145
Common Trust Funds - Special Fixed Income Fund and the Fidelity U.S. Equity Index Commingled Pool	8,787
Moody’s Corporation Stock Fund	7,225
The Dun & Bradstreet Legacy Fund	724

Net Appreciation	$26,881

4.	Nonparticipant-Directed Investments

Participants at their discretion may invest their contributions in any or all of the investment fund options offered under the Plan, including the Moody’s Corporation Stock Fund but excluding the Dun & Bradstreet Legacy Fund, which is not open to new investments. However, for participants under the age of 50, the Company’s EPS Match contribution is invested and held in the Moody’s Corporation Stock Fund and may not be transferred to another Plan fund prior to the participant reaching age 50. This Plan provision was effective beginning with the EPS Match contribution deposited into the Moody’s Corporation Stock Fund in March 2002. The components of the market value of the Moody’s Corporation Stock Fund are as follows:

	December 31, 2003	December 31, 2002
	(in thousands)
Participant Directed	$10,828	$7,081
Nonparticipant-Directed	14,187	4,901

Total market value	$25,015	$11,982

The components of the changes in the market value of the nonparticipant-directed investments are as follows:

Year Ended
December 31, 2003
(in thousands)
Changes in Net Assets:
Net appreciation in fair value of investments	3,868
Dividends	37
Contributions	5,764
Benefits paid to participants	(242)
Administrative expenses	(3)
Net loan activity	(3)
Forfeitures	(73)
Transfers to participant-directed investments	(62)

Change in Net Assets	9,286
Balance, beginning of the year	4,901

Balance, end of the year	14,187

5.	Tax Status

The Internal Revenue Service has determined and informed the Company, by a letter dated July 23, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Profit Participation Plan of Moody’s Corporation

Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes
As of December 31, 2003
(dollar amounts in thousands)

				Number of shares/
	Identity of issuer, borrower or		Annual interest	units/ or principal
	similar party	Maturity date	rate	amount	Current value
**	Moody’s Corporation Stock Fund			1,105,164	$25,015
	The Dun & Bradstreet Legacy Fund			120,078	2,290

	Total employer-related investments				27,305

	Common trust funds:
*	Fidelity U.S. Equity Index Commingled Pool			1,005,961	33,971
*	Fidelity Managed Income Portfolio			33,603,948	33,537

	Total common trust funds				67,508

	Mutual funds:
*	Fidelity U.S. Bond Index Fund			795,272	8,899
*	Fidelity PIMCO Total Return Fund			378,154	4,050
*	Fidelity Equity-Income Fund			66,588	3,313
*	Fidelity Aggressive Growth Fund			387,357	5,783
*	Fidelity Blue Chip Growth Fund			148,277	5,876
*	Fidelity Low-Priced Stock Fund			184,704	6,461
*	Fidelity Mid-Cap Stock Fund			161,704	3,488
*	Fidelity Diversified International Fund			146,367	3,530
*	Spartan Extended Market Index Fund			252,443	6,897
*	Spartan International Index Fund			127,749	3,483
*	Fidelity Asset Manager			62,544	986

	Total mutual funds				52,766

	Participant loans	1 month to 10 years	6.00% to 11.50%	2,344,349	2,344

					$149,923

*	Custodian of the Plan and therefore a party-in-interest for which a statutory exemption exists.

**	Investment qualifies as a party-in-interest for the Plan. The fair value and historical cost of the nonparticipant-directed portion of the Moody’s Corporation Stock Fund was $14,187 and $10,260, respectively, at December 31, 2003.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Governance and Compensation Committee of Moody’s Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PROFIT PARTICIPATION PLAN OF MOODY’S CORPORATION

By:	/s/ Jeanne M. Dering

Jeanne M. Dering
Senior Vice President and Chief Financial Officer
(principal financial officer and duly authorized officer)

Date: June 28, 2004